news release

ArcelorMittal and BHP Billiton enter initial discussion to potentially combine iron ore interests in Liberia and Guinea

Luxembourg, 19 January 2010 — ArcelorMittal announces it has entered into initial discussions with BHP Billiton to potentially combine our respective iron ore mining and infrastructure interests in Liberia and Guinea within a joint venture. The iron ore interests of the two companies in Liberia and in Guinea are proximate and could be significantly more competitive if brought together in a combined operation. The parties will be working together over the coming months to assess the merits of a partnership and will also work closely with the governments involved.